Exhibit 99.01

R. Kerry Clark	Cardinal Health
Chief Executive Officer	7000 Cardinal Place
Dublin, OH 43017

Dear VIASYS Healthcare Colleagues:

I know Randy Thurman and I have only just announced the plans for Cardinal Health to acquire VIASYS, but I wanted to share with you at the very earliest opportunity how excited we at Cardinal Health are about you joining our company.

I’m sure you have lots of questions about Cardinal Health, and what this change will mean for you and your customers. There are lots of details we still have to work through as we finalize this transaction, but please know that both VIASYS and Cardinal Health are equally committed to keeping you informed as best we can along the way.

There are some obvious benefits to this new relationship that I’m sure you’ll be pleased to hear about.

As colleagues in the healthcare industry, our companies have a lot in common. All of us know that the work we do improves or saves lives, and that every one of us has an important role to play in making healthcare safer and more productive. I’ve heard a lot about your commitment to excellence and efficiency in everything you do – that’s something you’ll be glad to hear we take seriously at Cardinal Health, too.

I know you’ve been working to grow your core businesses and to create or acquire innovative new products and services that help your customers deliver better care to patients. By joining Cardinal Health, you gain thousands of new colleagues around the world who think the same way – and together we’re sure to make significant advances in healthcare, particularly at the patient’s bedside where safety is the most costly and critical.

I urge you to learn more about Cardinal Health by visiting our Web site at http://www.cardinalhealth.com/. I’m sure you will realize that, together, we will be able to deliver even more comprehensive bedside, patient-safety offerings to global acute-care customers, and that your other businesses are attractive additions to our existing capabilities.

I know Randy and his leadership team will be sharing all the details you’re curious about as soon as we have them. But in the meantime, let’s all continue to focus on serving our customers. And, on behalf of your 40,000 future colleagues here, we look forward to welcoming you to Cardinal Health!

Yours sincerely,

R. Kerry Clark

R. Kerry Clark / Page Two

Important Information

This communication is neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offer for the outstanding shares of VIASYS Healthcare Inc. (“VIASYS”) common stock, which is part of the transaction described in this communication, has not commenced. At the time the expected tender offer is commenced, Cardinal Health, Inc. or a wholly owned subsidiary of Cardinal Health Inc. will file a tender offer statement on Schedule TO with the U.S. Securities and Exchange Commission (the “SEC”), and VIASYS will file a solicitation/recommendation statement with respect to the tender offer. Investors and VIASYS stockholders are strongly advised to read the tender offer statement (including the offer to purchase, letter of transmittal and other offer documents) and the related solicitation/recommendation statement because they will contain important information.

When available, the offer to purchase, the related letter of transmittal and certain other offer documents, as well as the solicitation/recommendation statement, will be made available to all stockholders of VIASYS at no expense to them. These documents will also be available at no charge at the SEC’s website at www.sec.gov.